November 15, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mark P. Shuman
David L. Orlic

Re:	SuccessFactors, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-144758
Dear Ladies and Gentlemen:
     Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated November 5, 2007 and included in Amendment No. 6 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on November 5, 2007, was distributed during the period November 5, 2007 through November 13, 2007 as follows:
•	14,116 to underwriters

•	0 to dealers

•	1,149 institutions

•	117 others
Total: 15,382 Preliminary Prospectuses

Securities and Exchange Commission
November 15, 2007

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on November 19, 2007 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, Morgan Stanley & Co. Incorporated Goldman, Sachs & Co. J.P. Morgan Securities Inc. JMP Securities LLC Pacific Crest Securities Inc.
By:	Morgan Stanley & Co. Incorporated

By:	/s/ Brad Rencher

Name:	Brad Rencher

Title:	Associate

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.